CANADIAN NATURAL RESOURCES LIMITED COMPLETES
THE ACQUISITION OF SUBSTANTIALLY ALL OF THE
ASSETS OF DEVON CANADA CORPORATION
CALGARY, ALBERTA – JUNE 27, 2019 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that the agreement to acquire substantially all of the assets of Devon Canada Corporation ("Devon") has been completed.
Canadian Natural welcomes approximately 720 high caliber Devon employees to its thermal in situ, primary heavy oil and Calgary head office teams. The acquired production, infrastructure and land will add to Canadian Natural’s existing thermal in situ and primary heavy oil areas providing synergies to more effectively and efficiently operate, upon full integration of the employees and the assets.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT Executive Vice-Chairman TIM S. MCKAY President MARK A. STAINTHORPE Chief Financial Officer and Senior Vice-President, Finance Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com